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                             November 21, 2023

       Kory Wentworth
       Chief Financial Officer
       Entrada Therapeutics, Inc.
       One Design Center Place
       Suite 17-500
       Boston, MA 02210

                                                        Re: Entrada
Therapeutics, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 6, 2023
                                                            Form 10-Q for the
Six Months Ended June 30, 2023
                                                            Filed August 8,
2023
                                                            File No. 001-40969

       Dear Kory Wentworth:

              We have reviewed your November 13, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 1,
       2023 letter.

       Correspondence filed November 13, 2023

       Form 10-Q for the Quarterly Period ended June 30, 2023
       Notes to Condensed Consolidated Financial Statements (Unaudited)
       13. Collaboration and License Agreements, page 23

   1. You state that you adopted Accounting Standards Update 2022-03 on January 1, 2023 and
                                                        that you considered the
guidance provided by ASC 820-10-35-16D and 820-10-55-51 and
                                                        820-10-52 (Case A).
Please tell us if the discount for lack of marketability was based solely on the fact that
the shares issued were unregistered or whether it contemplated the lock-up agreement
restriction in paragraph 10.2 of the Stock Purchase Agreement. If the lock-up provision was
considered in estimating the discount for lack of marketability,
 Kory Wentworth
Entrada Therapeutics, Inc.
November 21, 2023
Page 2
         explain how you determined this was appropriate considering the guidance in ASC 820-
         10-55-52A. In addition, please tell us why additional disclosure pursuant to ASC 820-10-
         50-6B is not required.
       Please contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameKory Wentworth                             Sincerely,
Comapany NameEntrada Therapeutics, Inc.
                                                             Division of
Corporation Finance
November 21, 2023 Page 2                                     Office of Life
Sciences
FirstName LastName